UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____2____)*

FNBH BANCORP INC – FNHM

(Name of Issuer)

Common Stock, No Par value

(Title of Class of Securities)

302528104

(CUSIP Number)

Stanley B. Dickson, Jr. 1380 East Jefferson Ave. Detroit, Michigan 48207 (313-259-6900)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000000000	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Moross Limited Partnership 38-3326454
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 352,195
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 352,195
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,195
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.29%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 000000000	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

 This Amended Statement on Schedule 13D (this “Amended Statement”) relates to the common stock, no par value (the “Common Stock”), of FNBH Bancorp, Inc., a Michigan corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 101 E. Grand River Avenue, Howell, Michigan 48843.

Moross Limited Partnership (the “Reporting Person”) is a Michigan limited partnership comprised of its general partner, Pacesetter Management, Inc., a Michigan corporation (“Pacesetter”) and a limited partner, Windmill Trust.

Item 2.  Identity and Background.

a)       The name of the person filing this Amended Statement is Moross Limited Partnership.  Pacesetter is the general partner of the Reporting Person, its President is Stanley B. Dickson, Jr. (“Mr. Dickson”).

b)      The business address of the Reporting Person is 15621 Windmill Pointe Dr., Grosse Pointe Park, Michigan 48236. The business address of Pacesetter is 15621 Windmill Pointe Dr., Grosse Pointe Park, Michigan 48236. The business address of Mr. Dickson is 1380 East Jefferson Ave. Detroit, Michigan 48207.

c)      Not applicable as to the Reporting Person and Pacesetter.  Mr. Dickson’s principal occupation is Attorney and Certified Public Accountant. Mr. Dickson’s principal place of business is 1380 East Jefferson Ave. Detroit, Michigan 48207.

d)     During the past five years, the Reporting Person, Pacesetter, and Mr. Dickson have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)      During the past five years, the Reporting Person, Pacesetter, and Mr. Dickson have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)      Mr. Dickson is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

 The aggregate price of the 111,760 shares purchased in this Amended Statement was approximately was $218,495. The source of funding for the purchase of these shares of Common Stock was the general working capital of Moross LP.

Item 4.  Purpose of Transaction.

 The shares of Common Stock of the Issuer to which this amended statement relates have been acquired by the Reporting Person for investment purposes. At this time, the Reporting Person has not formulated any plans or proposals which would result in the following:

Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

 a) As of March 13, 2009, the Reporting Person beneficially owned 352,195 shares (or approximately 11.29% of the outstanding shares) of FNHM Common Stock, which percentage is based on a total of 3,118,235 shares of Common Stock outstanding.

b) The Reporting Person has the sole power (and no shared power) to vote or dispose or direct the disposing of shares owed by such reporting person.

c) Not applicable

d) Not applicable

e) Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 There are no contracts, arrangements, understandings of relationships (legal of otherwise) among the persons and/or entities named in Item 2 and between such persons and/or entities and any person with respect to the shares of Common Stock the subject of this Amended Statement, including but not limited to transfer or voting of such shares of Common Stock, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Not applicable

CUSIP No. 000000000	13D	Page 4 of 4 Pages

**FILING NOTE:  This Amendment No. 2 to Schedule 13D is being filed solely to correct certain filing codes entered at the time the original Schedule 13D and Amendment No. 1 were filed.  The information in this Schedule 13D is presented as of March 19, 2009, and has not changed from the information reported in the Amendment No. 1 to Schedule 13D.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amended statement is true, complete and correct.

Dated: March 22, 2011

MOROSS LIMITED PARTNERSHIP

Pacesetter Management, Inc., a Michigan corporation

By:	/s/ Stanley B. Dickson, Jr.
Name: Stanley B. Dickson, Jr., President

Its: General Partner